Exhibit 99.2

Networking Partners Inc.
857 Sarno Road
Melbourne, FL 32935

May 25, 2011

Dear Mr Taddei,

Please be informed that, on July 14, 2011, I would like the Company to convert the loan I made on April 14 2011 plus the accrued interest into common stock of Networking Partners Inc.

I calculate that the 10% interest over 3 months, between April 14 and July 14, equates to $87.50 hence the interest plus the principal amount to a total of $3,587.50. This amount converted at $0.10 equates to 35,875 Common shares

Yours sincerely,

/s/ Pino G. Baldassarre
Pino G. Baldassarre